UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant’s name into English)

N/A

(Translation of registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive offices)

c/o Portage Development Services Inc., Ian Walters, 203.221.7378

61 Wilton Road, Westport, Connecticut 06880

(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Description of Action Reported

Upon Portage Biotech Inc. by action of its board of directors, amended its Memorandum of Association and Articles of Association (the “M&A”) and on September 20, 2022, filed an updated version thereof with the Registrar of Companies in the British Virgin Islands. The principle purpose of the changes was to permit the company to hold virtual shareholder meetings. A copy of the revised M&A is filed herewith as an exhibit, and shareholders and investors are advised to carefully read the current version.

Exhibits

The following Exhibit is filed with this report:

Exhibit	Description

4.1	Form of updated Articles of Association as of September 20, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech, Inc.

Date: September 22, 2022	By:	/s/ Allan Shaw
	Name:	Allan Shaw
	Title:	Chief Financial Officer